UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-06324

BNSF Railway Company
(Exact name of registrant as specified in its charter)

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830
(800) 795-2673
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Burlington Northern Inc. (Now BNSF Railway Company)
Consolidated Mortgage 6.55% Bonds, Series K, due 2020
Consolidated Mortgage 3.80% Bonds, Series L, due 2020
Consolidated Mortgage 3.20% Bonds, Series M, due 2045
Consolidated Mortgage 8.15% Bonds, Series N, due 2020
Consolidated Mortgage 6.55% Bonds, Series O, due 2020
Consolidated Mortgage 8.15% Bonds, Series P, due 2020

Northern Pacific Railway Company
General Lien Railway and Land Grant 3% Bonds, due 2047 (stamped)
General Lien Railway and Land Grant 3% Bonds, due 2047 (unstamped)
(Title of each class of securities covered by this Form)

8.75% Debentures due February 25, 2022
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Consolidated Mortgage 6.55% Bonds, Series K, due 2020: 29
Consolidated Mortgage 3.80% Bonds, Series L, due 2020: 38
Consolidated Mortgage 3.20% Bonds, Series M, due 2045: 90
Consolidated Mortgage 8.15% Bonds, Series N, due 2020: 42
Consolidated Mortgage 6.55% Bonds, Series O, due 2020: 92
Consolidated Mortgage 8.15% Bonds, Series P, due 2020: 49
General Lien Railway and Land Grant 3% Bonds, due 2047 (stamped): 44
General Lien Railway and Land Grant 3% Bonds, due 2047 (unstamped): 177

Pursuant to the requirements of the Securities Exchange Act of 1934, BNSF Railway Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 9, 2018

BNSF Railway Company,

By:	/s/ Julie A. Piggott
Name: Julie A. Piggott
Title: Executive Vice President and Chief Financial Officer